Filed pursuant to 424(b)(3)

Registration No. 333-200594

BLACK CREEK INDUSTRIAL REIT IV INC.

SUPPLEMENT NO. 10 DATED FEBRUARY 6, 2018

TO THE PROSPECTUS DATED JULY 3, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated July 3, 2017 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 9, 2017, Supplement No. 2, dated August 28, 2017, Supplement No. 3, dated September 13, 2017, Supplement No. 4, dated September 21, 2017, Supplement No. 5, dated November 2, 2017, Supplement No. 6, dated November 3, 2017; Supplement No. 7, dated November 16, 2017; Supplement No. 8, dated December 4, 2017 and Supplement No. 9, dated February 1, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.            To provide an update to the section of the Prospectus titled “Risk Factors.”

A. Update to the Section of the Prospectus title “Risk Factors”

The following risk factor supersedes and replaces the risk factor beginning on page 93 of the Prospectus in the section titled “Risk Factors — Risks Related to the Advisor and Its Affiliates”:

We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.

We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as these entities are buying, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services. Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers.

The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.

Because affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors (defined below), including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be allocated to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed below, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle at a time until certain minimum allocation levels are reached.

The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments. The only currently existing Special Priority has been granted to IPT’s second build-to-core fund (“BTC II”), pursuant to which BTC II will be presented with the following Industrial Investments (subject to the terms and conditions of the BTC II partnership agreement):

•                  BTC II will have the first option to pursue all potential development investments prior to March 31, 2018, and thereafter one out of every three potential development investments.

The Special Priority granted to BTC II will terminate on the earlier to occur of certain events described in the BTC II partnership agreement, such that it will terminate by or before May 2021. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time.

“Allocation Factors” are those factors that the Sponsor maintains and updates from time to time based on review by the Sponsor’s Head of Real Estate. Current examples of Allocation Factors include:

•                  Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•                  The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•                  The cash requirements of each program;

•                  The strategic proximity of the Industrial Investment to other assets;

•                  The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•                  The policy of each program relating to leverage of investments;

•                  The effect of the acquisition on loan maturity profile;

•                  The effect on lease expiration profile;

•                  Customer concentration;

•                  The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•                  The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•                  Legal considerations, such as Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Foreign Investment in Real Property Tax Act (“FIRPTA”), that may be applicable to specific investment platforms;

•                  The financial attributes of the Industrial Investment;

•                  Availability of financing;

•                  Cost of capital;

•                  Ability to service any debt associated with the Industrial Investment;

•                  Risk return profiles;

•                  Targeted distribution rates;

•                  Anticipated future pipeline of suitable investments;

•                  Expected holding period of the Industrial Investment and the applicable entity’s remaining term;

•                  Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•                  Whether the applicable entity was formed for the purpose of making a particular type of investment;

•                  Affiliate and/or related party considerations;

•                  The anticipated cash flow of the applicable entity and the asset;

•                  Tax effects of the acquisition, including on REIT or partnership qualifications;

•                  The size of the Industrial Investment; and

•                  The amount of funds available to each program and the length of time such funds have been available for investment.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.